Exhibit 99.4

Reacquisition Right

Power to Substitute Property. During such time as the Settlor shall be living, the Settlor may from time to time acquire principal of any trust hereunder by substituting other property having an equivalent value to that of the acquired principal within the meaning of Code §675(4)(C). The acquired principal shall be delivered to the Settlor upon receipt of the substitute property by the Trustees. This power is held in the Settlor’s individual, non-fiduciary capacity and, subject to the requirement of equivalent value, the Settlor may exercise the power in the Settlor’s sole discretion, without the approval or consent of anyone acting in a fiduciary capacity. The Trustees shall have a fiduciary obligation to ensure the Settlor’s compliance with the terms of this power and to be satisfied that the properties acquired and substituted by the Settlor are in fact of equivalent value. Under no circumstances shall the Settlor be permitted to exercise this power in any manner that shifts benefits among the trust beneficiaries, and the Trustees shall not honor an attempt to exercise this power if the Trustees believe that such effectuation of the Settlor’s attempted exercise of this power would shift benefits among the trust beneficiaries.